   As filed with the Securities and Exchange Commission on June 19, 2001
                                                      Registration No. 333-56908
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                        FEDERAL REALTY INVESTMENT TRUST
      (Exact name of registrant as specified in its governing instrument)

                 Maryland                            52-0782497
          (State of Organization)      (I.R.S. Employer Identification Number)

                           1626 East Jefferson Street
                           Rockville, Maryland 20852
                                  301-998-8100
         (Address and telephone number of principal executive offices)

                                Nancy J. Herman
              Senior Vice President, General Counsel and Secretary
                           1626 East Jefferson Street
                           Rockville, Maryland 20852
                                  301-998-8100
           (Name, address and telephone number of agent for service)
                                  ------------
                                   Copies to:
                             James E. Showen, Esq.
                             HOGAN & HARTSON L.L.P.
                          555 Thirteenth Street, N.W.
                          Washington, D.C. 20004-1109
                                 (202) 637-5600
                                  ------------
   Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ------------
   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

   PROSPECTUS

                              328,116 Shares

                        FEDERAL REALTY INVESTMENT TRUST

                      Common Shares of Beneficial Interest

   The persons listed herein, who are shareholders of Federal Realty Investment Trust, may offer and sell from time to time up to 328,116 common shares of beneficial interest under this prospectus. We refer to such persons as the selling shareholders. We are registering the offered shares as required under the terms of a registration rights agreement between the selling shareholders and us. Our registration of the offered shares does not mean that any of the selling shareholders will offer or sell any of the offered shares. We will receive no proceeds of any sales of the offered shares by the selling shareholders, but we will incur expenses in connection with the offering.

   The selling shareholders may sell the offered shares in public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling shareholders may sell the offered shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

   Our common shares are listed on the New York Stock Exchange under the symbol "FRT."

   Investing in our common shares involves risks. See "Risk Factors" beginning on page 4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved of these offered shares, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

               The date of this prospectus is June 19, 2001.

                               TABLE OF CONTENTS

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                                                                            Page
                                                                            ----
About This Prospectus .....................................................  ii
Where You Can Find More Information .......................................  ii
Disclosure Regarding Forward-Looking Statements ........................... iii
The Trust..................................................................   1
Risk Factors...............................................................   4
No Proceeds to Us..........................................................  11
Selling Shareholders.......................................................  11
Federal Income Tax Consequences............................................  13
Plan of Distribution.......................................................  27
Experts....................................................................  28
Legal Matters..............................................................  28

                              ------------------

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 (Reg. No. 333-56908) that we filed with the Commission under the Securities Act of 1933. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission's rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered shares. Each time a selling shareholder sells any of the offered shares, the selling shareholder will provide you with this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission, including the registration statement, at the following Commission public reference rooms:

   450 Fifth Street, N.W.   7 World Trade Center         West Madison Street
   Room 1024                Suite 1300                   Suite 1400
   Washington, D.C. 20549   New York, New York 10048     Chicago, Illinois 60661

   Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

   Our Commission filings can also be read at the following address:

     New York Stock Exchange
     20 Broad Street
     New York, New York 10005

   Our Commission filings are also available to the public on the Commission's Web Site at http://www.sec.gov.

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the offered securities to which this prospectus relates have been sold or the offering is otherwise terminated. The file number for each of the listed documents is 001-07533.

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

  2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
     2001.

  3. Current Reports on Form 8-K filed on February 15, 2001 and May 9, 2001.

  4. Description of our common shares included in a Registration Statement on Form 8-A/A filed on April 24, 2001.

  5. Description of our Common Share Purchase Rights included in a Registration Statement on Form 8-A/A filed on March 11, 1999.

   You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (301) 998-8100 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

   Andrew Blocher
   Vice President--Investor Relations and Finance
   Federal Realty Investment Trust
   1626 East Jefferson Street
   Rockville, Maryland 20852

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   Some statements made in this prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among others,

  .  changes in our business strategy;

  . general economic and business conditions which will affect the credit worthiness of tenants;

  .  financing availability and cost;

  .  retailing trends and rental rates;

  . risks of real estate development and acquisitions, including the risk that potential acquisitions or development projects may not perform in accordance with expectations;

  . our ability to satisfy the complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules;

  . governmental approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof; and

  .  competition with other real estate companies and technology.

   We identify forward-looking statements in this prospectus and other materials filed or to be filed by us with the Commission and incorporated by reference into this prospectus by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases, or the negatives thereof or other similar variations thereof or comparable terminology. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                   THE TRUST

   As used in this prospectus, references to "we," "our," the "Trust" and "Federal Realty" and similar references are to Federal Realty Investment Trust, a Maryland real estate investment trust and its consolidated subsidiaries.

   We own, manage, develop and redevelop retail properties. Founded in 1962, we are a self-administered equity real estate investment trust. We currently own 122 primarily retail properties containing 14.3 million square feet and one apartment complex. We strive to increase the cash flow and enhance the value of our properties.

   An important part of our strategy has been to acquire older, well-located properties in densely populated and affluent areas and to enhance their operating performance through a program of renovation, expansion, reconfiguration and retenanting. Our traditional focus has been on community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high volume, value oriented retailers that provide consumer necessities. Late in 1994, recognizing a trend of consumer shopping preferences and retailer expansion to main streets, we expanded our investment strategy to include what we call "street retail" or "mixed-use" properties. Our mixed-use properties are typically centered around a retail component but may also include office, residential and hotel components, in established main street shopping areas. In addition, since 1997, we have obtained control of various land parcels and have devoted substantial resources for the purpose of developing mixed-use projects in urban areas that center around the retail component. We believe that these mixed-use developments are an important source of our growth in the future.

   We continually evaluate our properties for renovation, retenanting and expansion opportunities. Similarly, we regularly review our portfolio and from time to time consider selling properties or exchanging them for other real estate assets. Proceeds from the sale of such properties may be used to acquire other properties, including funding for development projects and for other capital needs.

   We continue to seek older, well-located shopping centers and retail buildings to acquire, renovate, retenant and remerchandise, thereby enhancing their revenue potential. We also continue to identify and secure additional sites for new development. Although we do not have any policy setting specific criteria for or otherwise restricting our ability to make investments in properties or development sites, we generally look for properties and sites in densely populated, affluent areas where the barriers to entry or further development are high. We evaluate each investment on its individual merits, looking for investments where we believe we will be able to increase the cash flow from the property over time. Although we usually purchase a 100% fee interest in our acquisitions, on occasion, we have entered into long-term leases, classified as capital leases under the provisions of SFAS 13, "Accounting for Leases," as a means of acquiring control of properties. A capital lease transfers the benefits and risks of ownership of the property to us and we record the lease as an acquisition of the property with a corresponding incurrence of a liability. In addition, we have purchased certain properties in partnership with others. Certain of the partnerships, known as "downreit partnerships," are a means of allowing property owners to make a tax deferred contribution of their property in exchange for partnership units, which receive the same distributions as our common shares and may be convertible into our common shares.

   Since a significant portion of cash provided by operating activities is distributed to common and preferred shareholders, capital outlays for acquisitions, developments and redevelopments typically require debt or equity funding. During our 30 years of existence, we have financed our operations and other capital needs in a variety of ways during a variety of economic conditions, including through the issuance of senior securities and subordinated debt and by borrowing money on our credit facilities. Since January 1, 1998, we financed our capital needs primarily with debt. Debt issuances since January 1, 1998 were as follows:

  . In March 1998, we issued $80 million of Medium-Term Notes to the public; $39.5 million bear interest at 6.74% and are due March 2004, and $40.5 million bear interest at 6.99% and are due March 2006.

  . In December 1998, we obtained a $125 million four-year term loan from five institutional lenders. The loan, which bears interest at LIBOR plus 95 basis points, requires fees and has the same covenants as our revolving credit facility.

  . In November 1999, we issued $175 million of 8.75% Notes to the public. The notes pay interest semi-annually on June 1 and December 1 and are due December 1, 2009.

  . In February 2000, we obtained a $24.5 million construction loan for our development project in Bethesda, Maryland. The loan bears interest at LIBOR plus 1.2% -1.5% depending upon occupancy, matures August 2002 and has two one-year extension options.

  . In June 2000, we modified certain covenants and extended our $300 million syndicated credit facility and our $125 million term loan for an additional year to December 19, 2003.

  . In October 2000, we obtained a $152 million mortgage loan, which is secured by five shopping centers. The mortgage bears interest at 7.95% and matures November 1, 2015.

  . In April 2001, we obtained a $33 million mortgage loan secured by Brick Plaza. The mortgage bears interest at 7.415% and matures November 15, 2015.

  . In April 2001, we closed on a $295 million construction loan on our Santana Row project in San Jose, California. The loan initially bears interest at LIBOR plus 212.5 basis points, matures April 2004 and provides for two one-year extension options. The interest rate on the loan will decrease over time if we achieve specified operating hurdles. Funding on the loan will begin when defined equity and leasing requirements are met.

   We are in compliance with the financial covenants imposed upon us by our lenders.

   In addition, since January 1, 1998, we have issued 526,430 common shares of beneficial interest under our Dividend Reinvestment Plan, realizing proceeds of $11.5 million.

   In the future, we intend to satisfy our needs for cash through private and public offerings of our equity and debt securities, by entering into joint ventures and by borrowing on our revolving credit facility. We may also seek to extend, expand or renew our revolving credit facility, or obtain new credit facilities or lines of credit. In addition, if necessary we may seek to obtain mortgages on our properties. Our board of trustees has not adopted a policy limiting the amount or number of mortgages that may be placed on a particular property, although our mortgage financing instruments typically do limit additional indebtedness on properties covered by existing mortgages.

   Our properties are located in numerous states, including Arizona, California, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, New York, New Jersey, North Carolina, Oregon, Pennsylvania, Texas and Virginia and the District of Columbia. While we anticipate that future property acquisitions will be located in the United States, our activities will not necessarily be limited to those states in which we currently own properties. Although no single property accounts for over 10% of our revenues, we have not adopted a policy which limits the amount or percentage of our assets we may invest in a property.

   We operate on an asset management model, where small focused teams are responsible for a portfolio of assets. We have divided our portfolio of properties into three operating regions: the Northeast, Mid-Atlantic and West. Each region is operated under the direction of a regional chief operating officer, with dedicated leasing, property management and financial staff and operates largely autonomously with respect to day-to-day operating decisions.

   At December 31, 2000 we had approximately 2,100 tenants, ranging from sole proprietors to major national retailers; no one tenant or corporate group of tenants accounted for over 2.1% of our revenues. Our leases with these tenants are classified as operating leases and typically are structured to include minimum rents, percentage rents based on tenants' gross sales volumes and reimbursement of certain operating expenses and real estate taxes.

   While our emphasis will continue to be on equity real estate investments, we may, in our discretion, invest in mortgages of retail properties and other similar interests. We do not intend to be a lender to a significant extent by making mortgages or deeds of trust. Similarly, although we do not intend to do so to a significant degree, we may invest in securities of other entities engaged in real estate activities or securities of other issuers. We do not, however, intend to make investments that would cause us to register as an investment company under the Investment Company Act of 1940, nor will we underwrite securities of other issuers. We have in the past and may in the future repurchase or otherwise reacquire our own securities if we determine it would be beneficial to us to do so. In December 1999 our board of trustees authorized a share repurchase program for calendar year 2000. A total of 1,325,900 shares were repurchased at a cost of $25.2 million under this plan.

   All of the investment, acquisition and capital raising strategies described in this section may be changed by our board of trustees, without a vote of our shareholders.

   Our shares are traded on the New York Stock Exchange under the symbol "FRT."

   Our principal executive offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852 and our telephone number is (301) 998-8100.

                                  THE OFFERING

   This offering relates to the potential sale, from time to time in one or more transactions, of up to 328,116 of our common shares of beneficial interest by Richard Ressler, Shaul Kuba and Avraham Shemesh, who we refer to as selling shareholders. We are registering the resale of these shares as required by an agreement we entered into with the selling shareholders in 1997.

   The selling shareholders collectively own 100% of each of two corporations which have been partners of ours since December 1996 in the ownership of several properties located in Santa Monica and San Diego, California. As required under the terms of the partnership agreements for those partnerships, we have entered into agreements to acquire each of the corporations by merger. After these acquisitions, we will own 100% of the partnership interests in the partnerships that own the properties. When the mergers close, we will issue the offered shares to the selling shareholders who, in turn, will be free to resell them as more fully described in the "Plan of Distribution" section of this prospectus.

   In addition, we may be required to issue additional common shares to the selling shareholders under the terms of an "earnout" provision contained in one of the other agreements we have entered into with the selling shareholders in connection with the merger. The earnout could require us to issue additional common shares having an aggregate value of $237,514 if, after the merger, the selling shareholders and we are able to relet certain spaces in the partnership's Santa Monica properties on more advantageous terms than they are currently leased. If we are required to issue any additional shares, we will prepare and issue a prospectus supplement to this prospectus to describe the additional shares available for resale by the selling shareholders.

   In 1989, we adopted a shareholder rights plan, or "poison pill," in order to discourage from being made any attempts to acquire us other than on terms approved by our board of trustees. In March 1999, the expiration of the rights plan was extended and other amendments to the rights plan were made. Under the terms of the amended rights plan, a share purchase right is attached to each of each of our outstanding common shares, including the offered shares, and each common share we issue in the future will also be issued with a share purchase right attached. The share purchase rights will only become exercisable in the event another person attempts to acquire control of the Trust. No event has occurred to date to make the share purchase rights exercisable.

                                  RISK FACTORS

   The following risks should be carefully considered by prospective investors in our common shares.

Risks relating to owning, operating and developing retail and mixed-use real estate

   We may be unable to renew leases or relet space as leases expire which may result in reduced cash flow and may adversely affect our ability to make distributions to shareholders. If our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space promptly. Even if the tenants do renew or we can relet the space, the terms of renewal or reletting, including the cost of required renovations may be less favorable than current lease terms. From January 1, 2001 through December 31, 2005, leases, excluding leases with options to renew, will expire on a total of 2.6 million rentable square feet or 18% of the rentable square feet at our current properties. If we are unable to promptly renew the leases or relet this space, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, then our cash flow and ability to make distributions to shareholders may suffer.

   Revenue from our properties depends in part on the success of our tenants' retail revenue, making us vulnerable to general economic downturns and other conditions affecting the retail industry. Our leases provide for base rent plus contractual base rent increases. A number of our leases also include a percentage rent clause for additional rent above the base amount based upon a specified percentage of the revenues our tenants generate. In 2000, 177 of our 2,115 tenants paid percentage rent totalling an aggregate of $6.4 million, or 2.4% of our rental income for the year.

   Under our percentage rent leases, our revenue from tenants may increase as revenues of our tenants increase. Generally, retailers face declining revenues during downturns in the economy. In addition, traditional retailers are facing increasing competition from Internet sales. To the extent that the Internet is successful in attracting customers away from our tenants, our tenants' revenues could be adversely affected. As a result, the portion of our revenue which we derive from percentage rent leases could decline upon a general economic downturn and competition from Internet sales.

   The ground-up development of real estate properties, as opposed to renovation and redevelopment of existing properties, is a new line of business for us and presents us with substantial risks we have not faced before. We have devoted substantial resources, including money and manpower, to our development business. At March 31, 2001, we had invested $204 million in development of three projects. During the remainder of 2001 and 2002, we estimate that we will spend $203 million and $175 million, respectively, to complete these three projects, which are located in Bethesda, Maryland, Arlington, Virginia and San Jose, California. We are competing with other companies that may have more development experience than we have and that may have more resources than we have. The business of developing properties has many risks, as noted in the paragraph below. As we continue to devote substantial time and money to this line of business, if it is not successful, it may adversely affect our financial condition and results of operations.

   We face a variety of risks relating to our development, construction and renovation activities, any of which may negatively impact our results of operations. We intend to develop, construct and renovate properties, particularly in urban areas undergoing revitalization initiatives. Risks associated with development, construction and renovation activities include the risks that:

  . we may abandon a development opportunity after expending significant resources if we determine that the development opportunity is not feasible or if we are unable to obtain all necessary zoning and other required governmental permits and authorizations;

  . development, construction and renovation costs of a project may exceed original estimates;

  . we may be unable to attract credit-worthy tenants that attract visitors to our properties;

  . occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

  . construction and/or permanent financing may not be available on favorable terms or may not be available at all; and

  . projects may not be completed on schedule as a result of several factors, many of which are beyond our control like weather, labor conditions and material shortages, resulting in increased debt service expense and construction costs and decreases in revenue.

   Properties we develop or acquire for development may generate little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. In addition, new development and renovation activities, regardless of whether or not they are ultimately successful, may require a substantial portion of management's time and attention.

   Our Santana Row development project is the largest, most expensive project we have undertaken and if it is not successful, it could have a material adverse effect on our financial condition and results of operations. We are developing a project in San Jose, California, known as "Santana Row" on 42 acres of land we acquired in 1997. Phase 1 of Santana Row consists of a 1,500 foot "main street" framed by nine buildings which are scheduled to contain 538,000 square feet of retail space, 501 residential housing units and a 214-room hotel, as well as the development's own central utility plant. Phase 1 is anticipated to cost $475 million. If Phase 1 of Santana Row, which upon completion will comprise approximately 20% of our total real estate at cost, should be unsuccessful, for each one percent decrease in its yield, our net operating income would be adversely affected by $4.8 million.

   On April 17, 2001 we obtained a loan from three lenders for up to $295 million in construction financing for Phase 1 of Santana Row. Funding on this loan will begin after we have invested $125 million in the project and met the pre-leasing requirements, which have not yet been achieved. As of March 31, 2001 we had invested $126 million in Santana Row. We intend to finance any amounts needed in excess of the construction loan to complete Phase 1 through borrowings from our revolving credit facility. If we do not meet the pre-leasing requirements and are not able to draw funds under the construction loan, we will explore other options including renegotiation of the loan, obtaining secured financing, establishing joint ventures with financial partners and other avenues which historically have been available to us.

   We have not finalized the cost and scope for future phases of Santana Row. However, as Phase I utilizes only part of the retail and residential entitlements of the property, we expect to be able to identify and execute economically viable additional phases to the project such that the total investment on all phases could exceed $750 million. We expect to finance further phases from the debt and equity sources that have traditionally been available to us.

   Competition for acquisitions results in increased prices for, and lower returns on, properties. We expect other major real estate investors will compete with us for attractive investment and development opportunities. These competitors include other publicly traded REITs, private REITs, investment banking firms, private institutional investment funds, opportunity funds and local, regional and national developers. This competition increases prices for properties which will result in lower returns on our investments. Many of our competitors are larger than we are and have greater financial resources than we do.

   Acquired properties may fail to perform as expected, adversely affecting our financial condition. We may acquire retail properties to the extent that they can be acquired on advantageous terms, meet our investment criteria and we are able to obtain capital on commercially reasonable terms. Newly acquired properties may fail to perform as we expect. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position. These failures could adversely affect our financial condition and results of operations.

   Our expenses remain relatively constant even if our revenue drops. The expenses of owning and operating a property, including mortgage payments, real estate taxes, insurance and maintenance costs, are not necessarily reduced when market factors and competition may require us to reduce rents we charge on a property to attract or retain tenants. Furthermore, if our operating expenses increase, the local rental market may limit the extent to which we can raise rents without decreasing occupancy rates. If we cannot increase rents or control our costs, our financial condition and results of operations may be adversely affected.

Risks relating to our substantial level of indebtedness

   Scheduled debt payments could adversely affect our financial condition and our ability to make distributions to shareholders. Like many owners of real estate, we rely on borrowings and debt issuances to assist us in acquiring, holding and developing properties. As of March 31, 2001, we had $989.8 million of debt outstanding, including $153 million drawn on our $300 million revolving credit facility. We also may incur additional debt in connection with future property acquisitions or development, construction or redevelopment activities. Consequently, our business will be affected by risks normally associated with debt financing. If we cannot refinance, extend or pay principal payments due at maturity with proceeds of other capital transactions, including new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. If prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of lenders to make commercial loans, result in higher interest rates, increased interest expense would adversely affect our cash flow and our ability to make distributions to shareholders.

   The following table shows the interest rate and maturity for our debt outstanding at March 31, 2001. All dollar references are in thousands.

               Description              Principal Interest Rate  Maturity Date
               -----------              --------- -------------- -------------
   Mortgage loans...................... $ 33,909  8.95% - 9.875%         2001
   5 1/4% Convertible subordinated
    debentures.........................      289           5.25%         2002
   8% Senior notes.....................   25,000           8.00%         2002
   5 1/4% Convertible subordinated
    debentures.........................   75,000           5.25%         2003
   Term note with banks................  125,000    LIBOR + .95%         2003
   Revolving credit facilities.........  153,000    LIBOR + .80%         2003
   Construction loan...................   18,438   LIBOR + 1.25%         2004
   6.74% Medium Term Notes.............   39,500           6.74%         2004
   6.625% Notes........................   40,000           6.63%         2005
   6.99% Medium Term Notes.............   40,500           6.99%         2006
   6.82% Medium Term Notes, due 2027,
    redeemable by holder 2007..........   40,000           6.82%         2007
   7.48% Debentures due 2027,
    redeemable by holder 2008..........   50,000           7.48%         2008
   Mortgage loans......................    9,900     6.1% - 7.5%         2008
   8.75% Notes.........................  175,000           8.75%         2009
   Amortizing debt.....................    2,895      7.5% - 10%  2008 - 2013
   Mortgage loans......................  152,000           7.95%         2015
   Muncipal bonds......................    9,400        Variable         2016
                                        --------
                                        $989,831
                                        --------

   Our obligation to comply with financial covenants in our revolving credit facility and term loans could restrict our range of operating activities. Our outstanding indebtedness contains financial covenants that could restrict our ability to incur indebtedness, including requiring us to:

  . limit the amount of our debt as a percentage of our gross asset value to under .6 to 1 (we maintained a ratio of .51 to 1 as of March 31, 2001);

  . limit the amount of secured debt as a percentage of our gross asset value to under .35 to 1 (we maintained a ratio of .13 to 1 as of March 31, 2001);

  . limit the amount of our debt so that interest coverage will exceed 1.75 to 1 on a rolling four quarter basis (we maintained a ratio of 2.15 to 1 as of March 31, 2001);

  . limit the amount of secured debt so that unencumbered asset value to unsecured debt will equal or exceed 1.67 to 1 (we maintained a ratio of 1.86 to 1 as of March 31, 2001); and

  . limit the total cost of development projects under construction to 30% or less of gross asset value (the budgeted total cost of our projects under construction represented 26.2% of gross asset value as of March 31, 2001).

   We have no limitation on debt incurrence which could result in us incurring more debt than we can service. Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, we could become highly leveraged, resulting in an increase in debt service that could increase our risk of default on our indebtedness, which would adversely affect our cash flow and our ability to make distributions to shareholders.

   We depend on external sources of capital for future growth. As with other REITs, but unlike corporations generally, our ability to reduce our debt and finance our growth largely must be funded by external sources of capital because we generally will have to distribute to our shareholders 90% of our taxable income in order to qualify as a REIT, including taxable income where we do not receive corresponding cash. For taxable years prior to January 1, 2001, we were required to distribute 95% of our taxable income to qualify as a REIT. Our access to external capital will depend upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common shares.

Risks relating to the real estate industry

   Because real estate investments are illiquid, we may not be able to sell properties when appropriate, which could adversely affect our financial condition. Real estate investments generally cannot be sold quickly. As a result, we may not be able to diversify our portfolio promptly in response to economic or other conditions. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.

   Our performance and share value will be affected by risks associated with the real estate industry. Factors that may adversely affect the economic performance and value of our properties include:

  .  changes in the national, regional and local economic climate;

  . local conditions such as an oversupply of, or a reduction in demand for, main street retail, residential, office or shopping center properties;

  .  the attractiveness of our properties to shoppers, residents and tenants;
     and

  . competition from other main street retail and mixed-use properties as well as community shopping centers, regional shopping malls and the Internet.

   If we co-invest in properties with third parties, we may not control the management of those properties. We may co-invest in properties with third parties through partnerships, joint ventures or other vehicles. In some of these co-investments, we may acquire non-controlling interests in, or shared management responsibility for, the affairs of the property and, therefore, may not be able to control decisions relating to the property. Even in co-investments where we do control ordinary management of the property, we may not be able to sell or finance the property without the consent of our co-investor. Where we acquire non-controlling interests, our co-investors may be in a position to take action contrary to our instructions or requests and contrary to our policies or objectives. If we share management responsibilities, we and our co-investor may reach an impasse on major decisions, such as a sale, because neither we nor our co-investor would have full control over the management of the investment property.

   Currently we have co-investors in 9 shopping centers, one development project and 13 mixed-use buildings centered on their retail component. In March 2001, we purchased the majority of the co-investor interest in ten additional mixed-use buildings and will purchase the balance from the selling shareholders. We have the managing general partnership interest in all these co-investments, but we must obtain the consent of the co-investor or meet defined criteria to sell 21 of these properties or to finance 12 of these properties.

   Co-investments may create increased bankruptcy, liability and other risks. Co-investments in partnerships, joint ventures or other vehicles may involve risks not present were a third party not involved, including the possibility that:

  . our co-investors might fail to fund their share of required capital contributions;

  . our co-investors might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals; and

  .  we may be liable for the actions of our co-investors.

   Some potential losses are not covered by insurance. We carry comprehensive liability, fire, extended coverage and rental loss insurance on our properties. There are, however, some types of losses, such as lease and other contract claims, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we may nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

   We carry earthquake insurance on all of our properties in California. Our earthquake policies contain coverage limitations. We also carry environmental insurance on most of our properties, which policies also contain coverage limitations. We cannot assure shareholders that material losses in excess of insurance proceeds will not occur in the future.

   Environmental problems are possible and can be costly. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. If unidentified environmental problems arise, we may have to make substantial payments which could adversely affect our cash flow.

   Environmental laws also govern the presence, maintenance and removal of asbestos. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Risks relating to owning our common shares

   Our common shares that are or become available for sale could affect the price for our common shares. Sales of a substantial number of our common shares, or the perception that sales could occur, could adversely affect prevailing market prices for our common shares. In addition, holders of limited partnership interests in some of our subsidiary partnerships have the right to receive common shares for those limited partnership interests and upon registration or an exemption from registration will be able to sell their shares freely after they are received, unless the person is our affiliate. Further, a substantial number of our common shares have been and will be issued or reserved for issuance from time to time under our employee benefit plans, including shares paid to officers and some employees as bonuses pursuant to our incentive compensation plans and our common shares reserved for options, and these common shares would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Moreover, the issuance of additional common shares by us in the future would be available for sale in the public markets. We can make no prediction about the effect that future sales of our common shares would have on the market price of our common shares.

   Our earnings and cash distributions will affect the market price of our common shares. We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, our common shares may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing such cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common shares. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common shares.

   Market interest rates may affect the price of our common shares. One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on such shares, considered as a percentage of the price of such shares, relative to market interest rates. If market interest rates increase, prospective purchasers of REIT shares may expect a higher distribution rate. Thus, higher market interest rates could cause the market price of our shares to go down.

   If our key personnel leave, our business may be adversely affected. We depend on the efforts of our executive officers, particularly Steven J. Guttman, Donald C. Wood and Ron D. Kaplan. If any of them resigned, our operations could be adversely affected. We have an employment agreement with Steven J. Guttman and severance agreements with all other executive officers.

Risks relating to provisions in our governing documents and Maryland law, including limiting changes in control

   Our board of trustees may make changes in our operating policies without shareholder approval. Our investment, financing and borrowing policies and our policies with respect to all other activities, such as growth, debt, capitalization and operations, will be determined by our board of trustees. Our board of trustees may amend or revise these policies at any time and from time to time at its discretion without a vote of our shareholders. A change in these policies could adversely affect our financial condition, results of operations and the market price of our securities.

   Provisions of our declaration of trust and bylaws and Maryland law, and our shareholder rights plan, could inhibit changes in control. Provisions of our declaration of trust and bylaws and Maryland law contain provisions that may delay or prevent a change in control or other transaction that could provide our shareholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests. These provisions include:

  . Board authority to issue preferred shares without shareholder approval. Our board of trustees can issue preferred shares having a preference as to dividends or distributions upon liquidation over our common shares without shareholder approval. The issuance of preferred shares could adversely affect the voting power of the holders of our common shares and could be used to discourage, delay or prevent a change in control.

  . Staggered board of trustees and fixed size of board of trustees, within a range. Our board of trustees currently consists of six trustees and is divided into three classes with each class being elected for three-year terms. The board can change the size of the board anywhere between three and 15 trustees by a two-thirds vote of the board. These provisions may make it more difficult for a third party to gain control of our board because at least two annual meetings of shareholders, instead of one, would generally be required to effect a change in a majority of our board of trustees.

  . Call of special meetings. A special meeting of our shareholders may be called only by the president, by two-thirds of the trustees or by shareholders possessing not less than 25% of all the votes entitled to be cast at such meeting, which limits the ability of shareholders to call special meetings.

  . Authorize additional shares of beneficial interest and classify and reclassify shares of beneficial interest. Our board of trustees, without a shareholder vote, can classify or reclassify unissued shares of beneficial interest, including the reclassification of common shares into preferred shares and vice versa.

  . Two-thirds shareholder vote required to approve some amendments to the declaration of trust. A two-thirds vote of the outstanding common shares is required for approval of amendments to the foregoing provisions which are contained in our declaration of trust. These supermajority vote requirements may make it difficult for our shareholders to amend our declaration of trust.

  . Advance notice requirements for proposals to be presented at shareholder meetings. We have an advance notice bylaw provision that requires shareholders intending to present nominations for trustees or other business for consideration at an annual meeting of shareholders to notify us not later than the close of business on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. For a special meeting of shareholders, shareholders must notify us a reasonable amount of time before we print and mail the proxy materials for the special meeting. This provision limits the ability of shareholders to make nominations for trustees or introduce other proposals that are not timely received for consideration at a meeting.

  . Maryland law limitations on changes in control. Provisions of Maryland corporate law applicable to Maryland REITs prohibit some "business combinations," including some issuances of equity securities, between a Maryland REIT and any person who owns 10% or more of the voting power of the REIT's capital shares, or an "interested shareholder," unless the transaction is approved by 80% of the REIT's outstanding voting shares. In addition, an interested shareholder may not engage in a business combination for five years following the date he became an interested shareholder. As a result, a change in control or other transaction that may provide our shareholders with a premium or which might otherwise be in their best interests may be prevented or delayed.

  . Shareholder rights plan. We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a number of common shares equal in value to two times the purchase price, initially equal to $65.00 per share, subject to adjustment upon the occurrence of specified events. Therefore, for example, if our common shares had a current market value of $21.66 and the purchase price was $65.00, a shareholder would be entitled to purchase six common shares for $65.00. The share purchase rights are triggered by the earlier to occur of (1) the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common shares without the prior consent of our board of trustees or (2) ten days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 15% or more of our outstanding common shares. The share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of trustees.

   If we elect to be governed by it in the future, the Maryland control share acquisition law could delay or prevent a change in control. Under Maryland law, unless a REIT elects not to be subject to the provision, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by shareholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or trustees who are employees of the REIT. "Control shares" are voting shares which would entitle the acquiror to exercise voting power in electing trustees within specified ranges of voting power. A "control share acquisition" means the acquisition of control shares, with some exceptions.

   Our bylaws state that the Maryland control share acquisition law shall not apply to any acquisition by any person of our common shares. This bylaw provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Federal income tax risks relating to operating as a real estate investment trust

   We do not have voting control over certain affiliates which engage in limited investment activities on our behalf. We have "non-controlled subsidiaries," which conduct limited investment activities on our behalf. While we own 99% of the economic interest in these non-controlled subsidiaries, 100% of their voting stock is owned by other individuals. We therefore lack the ability to set the business policies and operations for these non-controlled subsidiaries. All of these non-controlled subsidiaries elected to be "taxable REIT subsidiaries" of Federal Realty prior to March 15, 2001. As a result, we are no longer prevented from owning a controlling voting interest in any non-controlled subsidiaries that made the election.

   We intend to qualify as a REIT, but we cannot guarantee that we will qualify. We believe that we have qualified for taxation as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 1962. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute to our shareholders. We plan to continue to meet the requirements for taxation as a REIT, but there can be no assurance that we will do so. Many of the REIT requirements are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from sources that are itemized in the REIT tax laws. We generally are prohibited from owning more than 10% of the voting securities or more than 10% of the value of the outstanding securities of any one issuer, subject to certain exceptions, including an exception with respect to corporations electing to be "taxable REIT subsidiaries," and we are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding capital gains. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. We do not believe, however, that any pending or proposed tax law changes would jeopardize our REIT status.

   If we failed to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for the four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse affect on the value of our common shares.

   We pay some taxes. Even if we qualify as a REIT, we are required to pay some federal, state and local taxes on our income and property. In addition, any net taxable income earned directly by the non-controlled subsidiaries is subject to federal, state and local corporate tax. All of the non-controlled subsidiaries elected to be treated as "taxable REIT subsidiaries" prior to March 15, 2001. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements between us, our tenants, and the taxable REIT subsidiary are not arm's length.

                               NO PROCEEDS TO US

   We will not receive any of the proceeds from sales of the offered shares by the selling shareholders. We will pay all costs and expenses incurred in connection with the offering of the offered shares, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and share transfer and other taxes attributable to the sale of the common shares, which will be paid by the selling shareholders.

                              SELLING SHAREHOLDERS

   The selling shareholders received the common shares in connection with a transaction in which, pursuant to the terms of the partnership agreements of two of our partnerships, unaffiliated partners merged with and into one of our subsidiaries with the stockholders of the unaffiliated partners receiving the common shares in exchange for such partners' partnership interests. The following table provides the name of each selling shareholder and the number of common shares that the selling shareholders are receiving through the mergers. All shares received by each selling shareholder may be offered by the selling shareholder. The number of common shares shown as owned and offered hereby excludes any additional shares which the selling shareholders may receive as additional merger consideration. The address for each selling shareholder is c/o CIM Group, LLC, 6922 Hollywood Boulevard, Suite 900, Los Angeles, California 90028. Since the selling shareholders may sell all, some or none of the offered shares, no estimate can be made of the number of offered shares that will be sold by the selling shareholders or that will be owned by the selling shareholders upon completion of the offering. If all of the offered shares are sold, the selling shareholders will no longer own any of our common shares. The offered shares, excluding the shares which may be received as additional merger consideration, represent less than 1% of our total common shares outstanding as of June 18, 2001.

                                                                    Number of
                                                                  Common Shares
                                                                    Owned and
Name of Selling Shareholder                                       Offered Hereby
---------------------------                                       --------------
Richard Ressler..................................................    164,058
Shaul Kuba.......................................................     82,029
Avraham Shemesh..................................................     82,029
                                                                     -------
  Total..........................................................    328,116
                                                                     =======

                        FEDERAL INCOME TAX CONSEQUENCES

   The following is a description of federal income tax consequences for a holder of Federal Realty's common shares. The following discussion is not exhaustive of all possible tax consequences and does not provide a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

   The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Therefore, we cannot assure you that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

   Each prospective shareholder is advised to consult with its own tax advisor regarding the specific federal income tax consequences to it in light of its specific or unique circumstances of the acquisition, ownership and sale of shares in an entity electing to be taxed as a REIT, and any state, local and foreign tax consequences and of potential changes in applicable tax laws.

Taxation of Federal Realty

   General. Federal Realty has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. Federal Realty believes that it is organized and has operated in a manner so as to qualify for taxation as a REIT under the Internal Revenue Code, and Federal Realty intends to continue to operate in such a manner. Qualification and taxation as a REIT depends upon Federal Realty's ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Internal Revenue Code and described in this prospectus with regard to, among other things, the source of its gross income, the composition of its assets, distribution levels and diversity of stock ownership. While Federal Realty intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances of Federal Realty, no assurance can be given that Federal Realty will continue to satisfy such tests.

   Federal Realty has received an opinion from Hogan & Hartson L.L.P. to the effect that Federal Realty has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for each of its taxable years commencing with the taxable year ended December 31, 1995 and that Federal Realty's organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Hogan & Hartson L.L.P.'s opinion is based on certain assumptions, as well as certain representations provided by Federal Realty. The representations generally involve factual matters relating to the assets, operations and activities of Federal Realty. Hogan & Hartson L.L.P. will not review Federal Realty's compliance with the REIT qualification requirements on a continuing basis. The opinion rendered by Hogan & Hartson L.L.P. is based on the Internal Revenue Code, current, temporary and proposed Treasury regulations, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively. Accordingly, no assurance can be provided that the opinion of Hogan & Hartson L.L.P. (which does not bind the Internal Revenue Service or the courts) will not be challenged by the Internal Revenue Service or would be sustained by a court if so challenged.

   In any year in which Federal Realty qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its REIT taxable income or capital gain that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation," at both the corporate and shareholder levels, that generally results from the use of corporate investment vehicles. However, Federal Realty will be subject to federal income tax as follows.

  . Federal Realty will be taxed at regular corporate rates on any "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid by the REIT.

  . Under some circumstances, Federal Realty may be subject to the "alternative minimum tax" on its items of tax preference.

  . If Federal Realty has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income.

  . Federal Realty's net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

  . If Federal Realty fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% test, multiplied in either case by a fraction intended to reflect Federal Realty's profitability.

  . Federal Realty will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Federal Realty fails to distribute during each calendar year at least the sum of:

     - 85% of its REIT ordinary income for the year;

     - 95% of its REIT capital gain net income for the year; and

     - any undistributed taxable income from prior taxable years.

  . Federal Realty will be subject to a 100% tax on amounts received through arrangements between Federal Realty, its tenants and a taxable REIT subsidiary that are not arm's length.

   In addition, if Federal Realty acquires any assets from a taxable "C" corporation in a carry-over basis transaction, it could be liable for specified tax liabilities inherited from the "C" corporation. If Federal Realty recognizes gain on the disposition of such assets during the ten year period beginning on the date on which such assets were acquired by it, then to the extent of such assets' "Built-In Gain" (i.e., the excess of (a) the fair market value of such asset at the time of the acquisition by Federal Realty over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable. The results described herein with respect to the recognition of Built-In Gain assume that Federal Realty made or will make an election pursuant to Notice 88-19 or Treasury Regulations that were promulgated in 2000. Federal Realty acquired assets from a "C" corporation in a carry-over basis transaction in 1995 and made the required election with respect to any Built-In Gain.

   Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association

  (1) that is managed by one or more trustees or directors;

  (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

  (4) that is neither a financial institution nor an insurance company subject to specified provisions of the Internal Revenue Code;

  (5) the beneficial ownership of which is held by 100 or more persons;

  (6) of which not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include specified entities) during the last half of each taxable year;

  (7) that makes an election to be taxable as a REIT for the current taxable year, or has made such an election for a previous taxable year which has not been revoked or terminated; and

  (8) that meets certain other tests, described below, regarding the nature of its income and assets.

   Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6).

   Federal Realty believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, Federal Realty's Declaration of Trust contains restrictions regarding the transfer of its common shares that are intended to assist Federal Realty in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that Federal Realty will be able to satisfy these share ownership requirements. If Federal Realty fails to satisfy these share ownership requirements, it will fail to qualify as a REIT. For Federal Realty's taxable years commencing after December 31, 1997, if Federal Realty complies with regulatory rules pursuant to which it is required to send annual letters to holders of securities requesting information regarding the actual ownership of securities, but does not know, and exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, Federal Realty will be treated as having met the requirement.

   In addition, the corporation, trust or association must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Internal Revenue Code and the regulations promulgated thereunder.

   To qualify as a REIT, Federal Realty cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Federal Realty has elected to be taxed as a REIT beginning with its first taxable year. Therefore, Federal Realty has not had any undistributed non-REIT earnings and profits of its own. In 1995, Federal Realty acquired the assets of a "C" corporation through a reorganization under Section 368 of the Code. Federal Realty does not believe that it acquired any undistributed non-REIT earnings and profits in connection with this acquisition. However, the Internal Revenue Service could determine otherwise.

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

   Taxable REIT Subsidiaries. A taxable REIT subsidiary of Federal Realty is a corporation other than a REIT in which Federal Realty directly or indirectly holds stock and that has made a joint election with Federal Realty to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary of Federal Realty owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. However, a taxable REIT subsidiary does not include certain health care and lodging facilities. A taxable REIT subsidiary is subject to regular federal income tax, and state and local income tax where applicable, as a regular "C" corporation. In addition, a taxable REIT subsidiary of Federal Realty may be limited in its ability to deduct interest paid to Federal Realty. Federal Realty jointly made the election with the following entities for them to be treated as taxable REIT subsidiaries of Federal Realty effective January 1, 2001: San Jose Residential, Inc., SRI Holding Company, Inc., Ravenswood Development Services, Inc. and FRIT Property Services, Inc.

   Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Federal Realty will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. The following entities are qualified REIT subsidiaries of Federal Realty: Street Retail, Inc., SRI San Antonio, Inc., SRI Texas, Inc., Street Retail West GP, Inc., Federal Realty Partners, Inc., FRLP, Inc., JS & DB, Inc., FRIT Leasing Development Services, Inc. and FRIT-WM, Inc.

   Income Tests. In order to maintain qualification as a REIT, there are two gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock, securities or some hedging instruments.

   Rents received by Federal Realty will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless

  (1) the tenant is a taxable REIT subsidiary,

  (2) at least 90% of the property is leased to unrelated tenants and

  (3) the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space.

   A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

   Generally, for rents to qualify as rents from real property for the purposes of the gross income tests, Federal Realty is allowed only to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other services will be treated as "impermissible tenant service income" unless the services are provided through an independent contractor that bears the expenses of providing the services and from whom Federal Realty derives no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income is deemed to be the greater of the amount actually received by the REIT or 150% of Federal Realty's direct cost of providing the service. If the impermissible tenant service income exceeds 1% of Federal Realty's total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of Federal Realty's total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

   Federal Realty may receive fees in consideration of the performance of property management services with respect to certain properties not owned entirely by Federal Realty. A portion of such fees, corresponding to that portion of a property owned by a third party, will not qualify under the 75% or 95% gross income test. Federal Realty also may receive certain other types of income with respect to the properties it owns that will not qualify for the 75% or 95% gross income test. In addition, dividends on Federal Realty's stock in any non-controlled subsidiaries or taxable REIT subsidiaries will not qualify under the 75% gross income test. Federal Realty believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause Federal Realty to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

   Federal Realty owns non-voting stock interests in four non-controlled subsidiaries. Each of these non-controlled subsidiaries is taxable as a regular "C corporation." Federal Realty's share of any dividends received from these non-controlled subsidiaries should qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Federal Realty does not anticipate that it will receive sufficient dividends from these non-controlled subsidiaries to cause it to exceed the limit on non-qualifying income under the 75% gross income test.

   If Federal Realty fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if Federal Realty's failure to meet the tests is due to reasonable cause and not due to willful neglect, Federal Realty attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances Federal Realty would be entitled to the benefit of these relief provisions. For example, if Federal Realty fails to satisfy the gross income tests because non-qualifying income that Federal Realty intentionally incurs exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to a reasonable cause. If Federal Realty fails to satisfy the 75% or 95% gross income test and these relief provisions do not apply, Federal Realty will fail to qualify as a REIT. Even if these relief provisions were to apply, Federal Realty would be subject to a penalty tax based upon the amount of non-qualifying income.

   Asset Tests. At the close of each quarter of its taxable year, Federal Realty must satisfy six tests relating to the nature of its assets.

  (1) At least 75% of the value of Federal Realty's total assets must be represented by real estate assets, cash, cash items and government securities. Federal Realty's real estate assets include, for this purpose, its allocable share of real estate assets held by the partnerships in which it owns an interest and the non-corporate subsidiaries of those partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of Federal Realty.

  (2) Not more than 25% of Federal Realty's total assets may be represented by securities, other than those in the 75% asset class.

  (3) Except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities owned by Federal Realty may not exceed 5% of the value of Federal Realty's total assets.

  (4) Except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, Federal Realty may not own more than 10% of any one issuer's outstanding voting securities.

  (5) Except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, Federal Realty may not own more than 10% of the total value of the outstanding securities of any one issuer.

  (6) Not more than 20% of the value of Federal Realty's total assets may be represented by the securities of one or more taxable REIT subsidiaries.

   Federal Realty currently owns non-voting stock interests in four non-controlled subsidiaries, which represent more than 10% of the total value of each non-controlled subsidiary. Federal Realty expects, however, that all of its existing non-controlled subsidiaries will elect to be treated as taxable REIT subsidiaries. So long as these subsidiaries qualify as taxable REIT subsidiaries, Federal Realty will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to these subsidiaries. Federal Realty may acquire securities in other taxable REIT subsidiaries in the future. Federal Realty believes that the aggregate value of its taxable REIT subsidiaries will not exceed 20% of the aggregate value of its gross assets.

   With respect to each issuer in which Federal Realty currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, Federal Realty believes that its pro rata share of the value of the securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of Federal Realty's assets and that it complies with the 10% voting securities limitation and 10% value limitation, taking into account the "straight debt" exceptions with respect to certain issuers. With respect to its compliance with each of these asset tests, however, Federal Realty cannot assure you that the Internal Revenue Service might not disagree with Federal Realty's determinations.

   Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities meet the straight debt safe harbor and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

   After initially meeting the asset tests at the close of any quarter, Federal Realty will not lose its status as a REIT if it fails to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Federal Realty intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% 20%, or 5% asset tests or 10% value limitation. If Federal Realty were to fail to cure noncompliance with the asset tests within this time period, Federal Realty would cease to qualify as a REIT.

   Annual Distribution Requirements. Federal Realty, in order to qualify for taxation as a REIT, is required to make dividend distributions (other than capital gain dividends) to its shareholders each year in an amount at least equal to

  (1)  the sum of

    (a) 90% of Federal Realty's REIT taxable income (computed without regard to the dividends paid deduction and Federal Realty's net capital gain) and

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

    (b) 90% of the net income (after tax), if any, from foreclosure property,

  minus

  (2)  the sum of certain items of non-cash income.

Distributions must generally be made during the taxable year to which they relate. Dividends may be paid in the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before Federal Realty timely files its tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if Federal Realty declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, Federal Realty will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that Federal Realty does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

   A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

   Federal Realty believes that it has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that Federal Realty, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that event, Federal Realty may arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

   Under some circumstances, Federal Realty may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in Federal Realty's deduction for dividends paid for the earlier year. Thus, Federal Realty may be able to avoid being taxed on amounts distributed as deficiency dividends. However, Federal Realty will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   Record-keeping Requirements. Federal Realty is required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

   Failure to Qualify. If Federal Realty fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Federal Realty will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Federal Realty fails to qualify will not be required and, if made, will not be deductible by Federal Realty. Unless entitled to relief under specific statutory provisions, Federal Realty also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Federal Realty would be entitled to such statutory relief.

Tax Aspects of Federal Realty's Investments in Partnerships

   General. Federal Realty holds direct or indirect interests in a number of partnerships and limited liability companies (each individually, a "partnership" and, collectively, the "partnerships"). Federal Realty believes that each of the partnerships, other than wholly owned limited liability companies, which are disregarded for tax purposes, qualifies as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of the partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of Federal Realty's assets and items of gross income would change, which could preclude Federal Realty from satisfying the asset tests and possibly the income tests and, in turn, could prevent Federal Realty from qualifying as a REIT.

   Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, Federal Realty's proportionate share of the assets and items of income of the partnerships, including the partnership's share of assets and items of income of any subsidiaries that are partnerships or limited liability companies, are treated as assets and items of income of Federal Realty for purposes of applying the asset and income tests. Federal Realty has control over substantially all of the partnerships and limited liability companies in which it holds interests and intends to operate them in a manner that is consistent with the requirements for qualification of Federal Realty as a REIT.

   Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. These allocations will tend to eliminate the Book-Tax Difference over the life of the partnerships. However, the special allocation rules of Section 704(c) as applied by Federal Realty do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause Federal Realty to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause Federal Realty to recognize taxable income in excess of cash proceeds, which might adversely affect Federal Realty's ability to comply with the REIT distribution requirements.

Sale of the Properties

   Federal Realty's share of any gain realized by the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. Federal Realty and its partnership subsidiaries have held and intend to continue to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties as are consistent with Federal Realty's investment objectives. Based upon such investment objectives, Federal Realty believes that, in general, the properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

Taxation of Taxable Domestic Holders of Common Shares

   As used in the remainder of this discussion, the term "U.S. shareholder" means a beneficial owner of a common share of Federal Realty that is, for United States federal income tax purposes:

  . a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

  . a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

   Generally, in the case of a partnership that holds common shares of Federal Realty, any partner that would be a U.S. shareholder if it held the common shares directly is also a U.S. shareholder. A "non-U.S. shareholder" is a holder, including any partner in a partnership that holds common shares, that is not a U.S. shareholder.

   Distributions. As long as Federal Realty qualifies as a REIT, distributions made to Federal Realty's taxable U.S. shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income. Corporate shareholders will not be eligible for the dividends received deduction with respect to these distributions.

   Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted basis of the U.S. shareholder's common shares. Rather, such distributions will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder's common shares, they will be taxable as capital gains, assuming the common shares are a capital asset in the hands of the U.S. shareholder. If Federal Realty declares a dividend in October, November or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, Federal Realty will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

   Federal Realty may elect to designate distributions of its net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period the shareholder has held its shares. If Federal Realty designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

   Federal Realty may elect to require shareholders to include Federal Realty's undistributed net capital gains in their income. If Federal Realty makes such an election, U.S. shareholders

  (1) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and

  (2) will be deemed to have paid their proportionate share of the tax paid by Federal Realty on such undistributed capital gains and thereby receive a credit or refund for such amount.

A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The earnings and profits of Federal Realty will be adjusted appropriately.

   Federal Realty will classify portions of any designated capital gain dividend as either:

  . a 20% gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

  . an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

   Federal Realty must determine the maximum amounts that it may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by Federal Realty only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares not be composed disproportionately of a particular type of dividends.

   Distributions made by Federal Realty and gain arising from the sale or exchange by a U.S. shareholder of common shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from Federal Realty generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. Federal Realty will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of Federal Realty. Federal Realty's operating or capital losses would be carried over by Federal Realty for potential offset against future income, subject to applicable limitations.

   Sales of Shares. Upon any taxable sale or other disposition of common shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between:

  (1) the amount of cash and the fair market value of any property received on such disposition; and

  (2) the holder's adjusted basis in the common shares for tax purposes.

   Gain or loss will be capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the shareholder's holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the shareholder's tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25%, which is generally higher than the long-term capital gain tax rates for non-corporate shareholders, to a portion of capital gain realized by a non-corporate shareholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Shareholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

   In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, but only to the extent of distributions received by the U.S. shareholder from Federal Realty that are required to be treated by such U.S. shareholder as long-term capital gains.

Taxation of Tax-Exempt Shareholders

   Provided that a tax-exempt shareholder has not held its common shares as "debt financed property" within the meaning of the Internal Revenue Code, the dividend income from Federal Realty will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of common shares will not constitute UBTI unless the tax-exempt shareholder has held its share as debt financed property within the meaning of the Internal Revenue Code or has used the common shares in a trade or business.

   However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Federal Realty will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" are treated as UBTI as to any trust which is described in
Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "pension trusts."

   A REIT is a pension-held REIT if it meets the following two tests:

  (1) it would not have qualified as a REIT but for the provisions of Section 856(h)(3) of the Internal Revenue Code, which provide that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

     (2) either

     (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or

     (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's shares, collectively owns more than 50% of the value of the REIT's shares.

   The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held requirement" without relying upon the "look-through" exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its Declaration of Trust, Federal Realty does not expect to be classified as a pension-held REIT.

Taxation of Non-U.S. Shareholders

   Distributions by Federal Realty. Distributions by Federal Realty to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by Federal Realty of "U.S. real property interests" nor designated by Federal Realty as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of Federal Realty's current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower tax and withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. Federal Realty expects to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. shareholder unless:

  (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced rate with Federal Realty; or

  (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with Federal Realty claiming that the distribution is effectively connected income.

   Distributions in excess of Federal Realty's current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its common shares will reduce the non-U.S. shareholder's adjusted basis in its Federal Realty's common shares and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits of Federal Realty that do exceed the adjusted basis of the non-U.S. shareholder in its common shares will be treated as gain from the sale of its common shares, the tax treatment of which is described below. See "Taxation of Non-U.S. Shareholders--Sale of Common Shares."

   Federal Realty may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder's U.S. tax liability with respect to the distribution is less than the amount withheld.

   Distributions to a non-U.S. shareholder that are designated by Federal Realty at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

  . the investment in the common shares is effectively connected with the non-U.S. shareholder's trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

  . the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

   Federal Realty will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of Federal Realty's net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder's United States federal income tax liability.

   Although the law is not clear on the matter, it appears that amounts designated by Federal Realty as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by Federal Realty of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by Federal Realty on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by Federal Realty were to exceed their actual United States federal income tax liability.

   Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by Federal Realty of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

   Sale of Common Shares. Gain recognized by a non-U.S. shareholder upon the sale or exchange of Federal Realty common shares generally would not be subject to United States taxation unless:

  . the investment in Federal Realty common shares is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

  . the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

  . Federal Realty common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

   Federal Realty's common shares will not constitute a United States real property interest if Federal Realty is a domestically controlled REIT. Federal Realty will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders.

   Federal Realty believes that, currently, it is a domestically controlled REIT and, therefore, that the sale of Federal Realty's common shares would not be subject to taxation under FIRPTA. Because Federal Realty's common shares are publicly traded, however, Federal Realty cannot guarantee that it is or will continue to be a domestically controlled REIT.

   Even if Federal Realty does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells its Federal Realty common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

  . the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

  . the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

   If gain on the sale or exchange of Federal Realty common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Backup Withholding Tax and Information Reporting

 U.S. Shareholders

   In general, information reporting requirements will apply to payments of distributions on common shares and payments of the proceeds of the sale of common shares to some shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 31% if:

  . the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

  . the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

  . there has been a notified payee under reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

  . there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

   Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder's United States federal income tax and may entitle the shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

 Non-U.S. Shareholders

   Generally, information reporting will apply to payments of distributions on common shares, and backup withholding at a rate of 31% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

   The payment of the proceeds from the disposition of common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder's foreign status and has no actual knowledge to the contrary.

   Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to have provided new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury regulations varies depending on the shareholder's particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Other Tax Considerations

   A portion of the cash to be used by Federal Realty to fund distributions comes from the non-controlled subsidiaries through payment of dividends on the stock of such corporations held by Federal Realty. The non-controlled subsidiaries are regular "C corporations" and thus pay federal, state and local income taxes on their net income at normal corporate rates. Furthermore, after the effective date of an election by a non-controlled subsidiary to be a taxable REIT subsidiary of Federal Realty, such taxable REIT subsidiary may be limited in its ability to deduct interest payments made to Federal Realty. Any federal, state or local income taxes that Federal Realty's non-controlled subsidiaries or taxable REIT subsidiaries are required to pay will reduce the amounts paid as dividends to Federal Realty and, thus, will reduce the cash available for distribution by Federal Realty to its shareholders.

   Federal Realty and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Federal Realty and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common shares of Federal Realty.

                              PLAN OF DISTRIBUTION

   Any of the selling shareholders may from time to time, in one or more transactions, sell all or a portion of the offered shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the selling shareholders and, at the time of such determination, may be higher or lower than the market price of the common shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of the offered shares for whom they may act as agents, and underwriters may sell the offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The offered shares may be sold directly or through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

  . a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . an exchange distribution in accordance with the rules of the New York Stock Exchange;

  .  writing options on the offered shares;

  .  settling short sales of the offered shares;

  .  privately negotiated transactions; and

  .  underwritten transactions.

   The selling shareholders and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the offered shares by the selling shareholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

   When a selling shareholder elects to make a particular offer of the offered shares, this prospectus and a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.

   In order to comply with the securities laws of some states, if applicable, the offered shares may be sold only through registered or licensed brokers or dealers. In addition, in some states, the offered shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

   We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and accountants. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and stock transfer and other taxes attributable to the sale of the offered shares. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of the offered shares, and their respective directors, trustees, officers, partners, agents, employees and affiliates, may be entitled to indemnification by us against specified liabilities, including liabilities, losses, claims, damages and expenses and any actions or proceedings arising under the securities laws in connection with this offering, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. We also have agreed to indemnify each of the selling shareholders and each person who controls (within the meaning of the Securities Act) such selling shareholder, and their respective directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses and any actions or proceedings arising under the securities laws in connection with this offering. Each of the selling shareholders has agreed to indemnify us, each person who controls us (within the meaning of the Securities Act), underwriters, dealers and agents, and each of our and their directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses arising and any actions or proceedings under the securities laws in connection with this offering with respect to written information furnished to us by such selling shareholder; provided, however, that the indemnification obligation is several, not joint, as to each selling shareholder.

                                    EXPERTS

   The consolidated financial statements and schedule appearing in our Annual Report on Form 10-K for the periods indicated in their reports, incorporated by reference into this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

   The consolidated statements of operations, shareholders' equity, and cash flows for the period ended December 31, 1998 appearing in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference into this prospectus and elsewhere in the registration statement, have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

   The validity of the offered shares and the accuracy of the discussion under "Federal Income Tax Consequences" will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. If any portion of the offered shares is distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                              328,116 shares

                        FEDERAL REALTY INVESTMENT TRUST

                      Common Shares of Beneficial Interest

                               June 19, 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the estimated fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the securities being registered:


      Registration Fee.............................................. $ 1,750.00
      Printing and Duplicating Expenses.............................  10,000.00
      Legal Fees and Expenses ......................................  30,000.00
      Accounting Fees and Expenses..................................  15,000.00
      Miscellaneous.................................................   1,000.00
                                                                     ----------
        Total....................................................... $57,750.00
                                                                     ==========

Item 15. Indemnification of Trustees and Officers

   The Registrant's Declaration of Trust authorizes the Registrant, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former shareholder, Trustee or officer of the Registrant or (ii) any individual who, while a Trustee of the Registrant and at the request of the Registrant, serves or has served as a director, officer, partner, trustee, employee or agent of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status. The Registrant's Declaration of Trust also permits the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.

   The Registrant's Bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any Trustee, officer or shareholder or any former Trustee, officer or shareholder, including any individual who, while a Trustee, officer or shareholder and at the express request of the Registrant, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trustee of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of service in such capacity, against reasonable expenses incurred by him in connection with the proceeding, (b) any Trustee or officer or any former Trustee or officer against any claim or liability to which he may become subject by reason of such status unless it is established that (i) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful and (c) each shareholder or former shareholder against any claim or liability to which he may become subject by reason of such status. In addition, the Registrant will, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a Trustee, officer or shareholder or former Trustee, officer or shareholder made a party to a proceeding by reason of such status, provided that, in the case of a Trustee or officer, the Registrant must have received (i) a written affirmation by the Trustee or officer of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by the Registrant and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Registrant if it shall ultimately be determined that the applicable standard of conduct was not met. The Registrant may, with the approval of its Trustees, provide such indemnification or payment or reimbursement of expenses to any Trustee, officer or shareholder or any former Trustee, officer or shareholder who served a predecessor of the Trust and to any employee or agent of the Registrant or a predecessor of the Registrant. Any indemnification or payment or reimbursement of the expenses permitted by the Registrant's Bylaws will be furnished in accordance with the procedures provided for indemnification or payment or reimbursement of expenses, as the case may be, under Section 2-418 of the MGCL for directors of Maryland corporations. The Registrant may provide to Trustees, officers and shareholders such other and further indemnification or payment or reimbursement of expenses, as the case may be, to the fullest extent permitted by the MGCL, as in effect from time to time, for directors of Maryland corporations.

   Title 8 of the Corporations and Associations Code of the State of Maryland, as amended, permits a Maryland real estate investment trust corporation to indemnify and advance expenses to its Trustees, officers, employees and agents, and permits a corporation to indemnify its present and former Trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the Trustee or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the Trustee or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the Trustee or officer had reasonable cause to believe that the act or omission was unlawful. However, under Title 8, a Maryland real estate investment trust may not indemnify a Trustee or officer in a suit by or in the right of the trust if such Trustee or officer has been adjudged to be liable to the trust.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

 4.1 A description of a Common Share of Beneficial Interest certificate, filed as an exhibit to our Annual Report on Form 10-K for the year ended
      December 31, 1999 is incorporated herein by reference.
 4.2  Amended and Restated Rights Agreement, dated March 11, 1999, between the
      Trust and American Stock Transfer & Trust Company, filed as an exhibit to the Trust's Form 8-A/A filed with the Commission on March 11, 1999, is incorporated herein by reference thereto.
 5.1  Opinion of Hogan & Hartson L.L.P. regarding the validity of the shares
 8.1  Opinion of Hogan & Hartson L.L.P. regarding certain tax matters
 23.1 Consent of Arthur Andersen LLP, independent public accountants
 23.2 Consent of Grant Thornton LLP, independent public accountants
 23.3 Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
 23.4 Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
 24.1 Power of Attorney (included in signature page of original filing)

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

  provided, however, that subparagraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
  Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a Trustee, officer or controlling person of the registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rockville, Maryland, on this 18th day of June, 2001.

                                          FEDERAL REALTY INVESTMENT TRUST

                                          By:  /s/ Steven J. Guttman
                                             ______________________________
                                              Name: Steven J. Guttman
                                              Title: Chairman of the Board
                                              and    Chief Executive Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below as of June 18, 2001.

              Signature                                     Title
              ---------                                     -----

      /s/ Steven J. Guttman            Chairman of the Board, Chief Executive Officer
______________________________________  and Trustee (Chief Executive Officer)
          Steven J. Guttman

        /s/ Cecily A. Ward             Vice President, Chief Financial Officer and
______________________________________  Treasurer (Chief Financial and Accounting
            Cecily A. Ward              Officer)

                  *                    Trustee
______________________________________
           Dennis L. Berman

                  *                    Trustee
______________________________________
           Kenneth D. Brody

                  *                    Trustee
______________________________________
            Kristin Gamble

              Signature                                     Title
              ---------                                     -----

                  *                    Trustee
______________________________________
            Walter F. Loeb

                  *                    Trustee
______________________________________
            Mark S. Ordan

--------
* Pursuant to Power of Attorney

By: /s/ Cecily A. Ward
   ---------------------------------
     Cecily A. Ward
     Attorney-in-Fact

                               INDEX TO EXHIBITS

 4.1 A description of a Common Share of Beneficial Interest certificate, filed as an exhibit to our Annual Report on Form 10-K for the year ended
      December 31, 1999 is incorporated herein by reference.
 4.2  Amended and Restated Rights Agreement, dated March 11, 1999, between the
      Trust and American Stock Transfer & Trust Company, filed as an exhibit to the Trust's Form 8-A/A filed with the Commission on March 11, 1999, is incorporated herein by reference thereto.
 5.1  Opinion of Hogan & Hartson L.L.P. regarding the validity of the shares
 8.1  Opinion of Hogan & Hartson L.L.P. regarding certain tax matters
 23.1 Consent of Arthur Andersen LLP, independent public accountants
 23.2 Consent of Grant Thornton LLP, independent public accountants
 23.3 Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
 23.4 Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
 24.1 Power of Attorney (included in signature page of original filing)